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SEC Mail Processing Section
FEB 25 2022
Washington DC
413

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-67510

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bowen, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

34 Main Street Extension, Suite 203
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ranjit Suryanshi (Name) 617.245.1676 (Area Code – Telephone Number) ranjit@boweninc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul J. Bowen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bowen, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Wendy Santos Barbosa
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires March 11, 2027

Signature: [signature]

Title: President

Notary Public Wendy Santos Barbosa

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowen, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
February 9, 2022

Bowen, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	1,181,513
Accounts receivable, net		132,753
Investments, at fair value		25,000
Prepaid expenses		184,115
Property and equipment, net		43,263
Right-of-use asset		13,140
Total assets	$	1,579,784

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$	23,454
Accrued retirement plan contribution		60,000
Accrued compensation		72,485
Deferred revenue		138,775
Lease liability		13,140
Total liabilities		307,854
Commitments (note 8)		
Shareholder's equity:		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding		800
Additional paid-in-capital		13,492
Retained earnings		1,257,638
Total shareholder's equity		1,271,930
Total liabilities and shareholder's equity	$	1,579,784

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Operations

Year Ended December 31, 2021

Revenue:	
Success fees	$ 9,232,809
Consulting services	1,789,733
Reimbursed expenses	16,552
Total revenue	11,039,094
Expenses:	
Shareholder's compensation	3,581,461
Salaries, bonuses and commissions	5,311,785
Professional and consulting fees	309,350
Payroll taxes	277,904
Reimbursable travel and other direct expenses	17,219
Insurance	91,172
Rent and other office costs	185,187
Employee benefits	58,476
Travel and entertainment	75,903
Retirement plan contribution	138,615
Marketing	68,374
Computer-related expenses	151,619
Research subscriptions	71,950
Depreciation	15,043
Telephone	7,795
Bad debt	27,500
Other expenses	33,920
Total expenses	10,423,273
Other income (expense):	
Interest and dividend income	1,868
Interest expense	(858)
Gain on loan forgiveness	208,041
Total other income, net	209,051
Net income	$ 824,872

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2020	$ 800	$ 13,492	$ 728,066	$ 742,358
Net income	-	-	824,872	824,872
Shareholder distributions	-	-	(295,300)	(295,300)
Balance at December 31, 2021	$ 800	$ 13,492	$ 1,257,638	$ 1,271,930

See accompanying notes to financial statements.

Bowen, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$ 824,872
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,043
Provision for bad debts	27,500
Non-cash interest expense	858
Gain on loan forgiveness	(208,041)
Changes in operating assets and liabilities:	
Accounts receivable	(84,122)
Prepaid expenses	(19,418)
Accounts payable and accrued expenses	2,321
Accrued compensation	30,207
Deferred revenue	72,627
Net cash provided by operating activities	661,847
Cash flows from investing activities:	
Purchases of property and equipment	(43,586)
Proceeds from sale of property and equipment	1,683
Purchases of non-marketable investment	(25,000)
Net cash used by investing activities	(66,903)
Cash flows from financing activities:	
Shareholder distributions	(295,300)
Net cash provided by financing activities	(295,300)
Change in cash and cash equivalents	299,644
Cash and cash equivalents at beginning of year	881,869
Cash and cash equivalents at end of year	$ 1,181,513

See accompanying notes to financial statements.

Bowen, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") were approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 84% of total revenue for the year ended December 31, 2021. See *Revenue Recognition* in Note 2.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital raising. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Consulting services revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgements primarily include the identification of performance obligations as well as the pattern of the delivery of those services. The portion of consulting service revenue contracts that have not yet been fulfilled as of the reporting period is recognized as deferred revenue. Revenue from three customers represents approximately 22%, 17% and 12% respectively of total revenue for the year ended December 31, 2021.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $17,122 for doubtful accounts at December 31, 2021.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Investments

Investments consisted of non-marketable securities which are valued using the income, market or cost approach or some combination of the three approaches. Changes in the fair value of these investments are reported in the statement of operations. See Note 3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2021.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2021.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2017.

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recognized by the Company, therefore there are no contract liabilities recorded by the Company upon the signing of a contract. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long Term Debt

In April 2020, the Company applied for and received a loan under the Cares Act. In accordance with ASC 470, the Company recorded the loan as a financial liability and accrued interest in accordance with the interest method under ASC 835-30. Based on the guidance of ASC 470, the proceeds under the loan remained a liability until the loan was wholly forgiven. In June 2021, the loan and accrued interest were wholly forgiven. The Company reduced the loan liability and recorded a gain on extinguishment on the statement of operations. The gain on extinguishment is not taxable.

3. INVESTMENTS

At December 31, 2021, the Company has a $25,000 investment in a limited liability company ("LLC"). See Notes 2 and 5.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2021:

Furniture and fixtures	$ 44,590
Office equipment	153,134
Less accumulated depreciation	(154,461)
	$ 43,263

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Investment in LLC membership interests	$ -	$ -	$ 25,000	$ 25,000
Total	$ -	$ -	$ 25,000	$ 25,000

Bowen, Inc.

Notes to Financial Statements (Continued)

FAIR VALUE MEASUREMENTS (continued)

The most recent round of financing was used to estimate the fair value of the investment. The following table presents additional information about the valuation of Level 3 investments as of December 31, 2021.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
Investment in LLC membership interests	25,000	Estimated cost of capital	Recent financing	$4.444 per share

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2020	$ -
Purchase of LLC membership interests	25,000
Balance as of December 31, 2021	$ 25,000
Change in net unrealized gains/losses for investments held at December 31, 2021	$ -

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. RETIREMENT PLAN

The Company has a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $138,615 for the year ended December 31, 2021.

7. LEASES AND COMMITMENTS

The Company entered into an operating lease for office space located in Plymouth, Massachusetts in 2017. The Plymouth operating lease is a non-cancelable operating lease which expires June 2022, as amended. The Company has the option to extend the lease for an additional three years subject to an adjustment of base rent to the then fair value, as defined. In July 2018, the Company entered into an operating lease for office space in Boston, Massachusetts. The Boston operating lease is on a month-to-month basis and requires monthly payments of $12,995.

The Plymouth operating lease is included in right-of-use lease asset and lease liability on the statement of financial condition. The asset and liability is recognized at the commencement date based on the present value of remaining lease payments over the lease using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition. The Company does not separate lease components from non-lease components. Rent expense under capitalized lease agreements totaled $26,204 for the year ended December 31, 2021. Rent expense under non-capitalized lease agreements totaled $118,174 for the year ended December 31, 2021.

LEASES AND COMMITMENTS (continued)

The following table presents information about the amount, timing and uncertainty of cash flows arising from the Company's capitalized operating leases as of December 31, 2021

Years Ending December 31,	Amount
2022	$ 13,753
Total undiscounted operating lease payments	13,753
Less: amount representing interest	613
Present value of operating lease liability	$ 13,140
Weighted-average remaining lease term for operating leases	6 months
Weighted-average discount rate for operating leases	4.0%

Cash paid for the amounts included in the present value of operating lease liabilities was $26,907 during 2021 and is included in operating cash flows.

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $868,698 which is $849,051 in excess of its required net capital of $19,647. At December 31, 2021, the Company's ratio of aggregate indebtedness to capital was 0.34 to 1.

Bowen, Inc.

Supplementary Information:
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 1,271,930
Less: non-allowable assets:	
Accounts receivable	132,753
Investments	25,000
Prepaid expenses	184,115
Property and equipment, net	43,263
Right-of-use asset	13,140
Total non-allowable assets	398,271
Less: hair cuts on money market	(4,961)
Net capital	$ 868,698

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 19,647
Excess net capital	$ 849,051
Aggregate indebtedness	$ 294,714
Percentage of aggregate indebtedness to net capital	34%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2021.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Bowen, Inc. (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k):(2)(i) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 9, 2022

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

Bowen

EXEMPTION REPORT

Bowen, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowen, Inc.

I, Paul Bowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

2/9, 2022

WOLF & COMPANY, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholder of Bowen, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Bowen, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 9, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bowen, Inc.
34 Main Street Extension, Suite 203
Plymouth, MA 02360
617.245.1666

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ranjit Survanshi - 617.245.1676

2. A.	General Assessment (item 2e from page 2)	$ 16,537 -
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/15/2021 Date Paid	(12,701 -)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,836 -
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,836-

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 3,836 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bowen, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 20 22.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,249,003 -

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

$208,041 PPP Loan Forgiveness & $16,552 reimbursement client travel 224,593 -

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 224,593 -

2d. SIPC Net Operating Revenues $ 11,024,410 -

2e. General Assessment @ .0015 $ 16,537 -

(to page 1, line 2.A.)